SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 23, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, September 20, 2024, regarding “Carolina Dybeck Happe resigns from Ericsson’s Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: September 23, 2024

PRESS RELEASE September 20, 2024

Carolina Dybeck Happe resigns from Ericsson’s Board of Directors

Ericsson (NASDAQ: ERIC) today announces that Carolina Dybeck Happe has decided to resign from its Board of Directors. Dybeck Happe has served on Ericsson’s Board since 2022.

The announcement follows the September 12 appointment of Dybeck Happe to the position of Executive Vice President and Chief Operations Officer with Microsoft.

Jan Carlson, Chair of the Board of Directors, says: “I’d like to thank Carolina for her service on our Board and for her contributions and commitment to Ericsson. Her expertise and insights are greatly appreciated and respected and I wish her all the best in her new role.”

Börje Ekholm, President and CEO of Ericsson, says: “Carolina has been a valued Board member and thoughtful contributor since joining us in 2022. Microsoft is an important partner of Ericsson and we very much look forward to working with Carolina in her new capacity. We wish her great success.”

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ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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